UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

On May 18, 2023, Aspen Insurance Holdings Limited (the “Company”) reported certain unaudited financial highlights * in connection with the performance of the Company for the three-months ended March 31, 2023:

Three-Months Ended March 31, 2023
Metric	Unaudited Results * ($ millions)
Gross Written Premium	1,053.7
Net Written Premium	641.1
Net Income (After Tax)	129.3
Operating Income	108.3
Net Investment Income	59.7
Underwriting Income	122.4
Combined Ratio	80.9%

As At March 31, 2023
Metric	Unaudited Results * ($ millions)
Total Shareholders' Equity	2,511.0

*The financial information as at and/or for the three months ended March 31, 2023 above (i) is based on a number of assumptions that are subject to inherent uncertainties and subject to change, and such variations could be material, (ii) is based on internal management accounts, and (iii) has not been audited, reviewed or verified by our external auditors. As such, you should not place undue reliance on the financial information presented above. Additionally, the financial information presented above may not be indicative of any future period.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: May 18, 2023	By:	/s/ Christopher Coleman
	Name:	Christopher Coleman
	Title:	Chief Financial Officer